

September 29, 2011

Via E-mail
Mr. Jordan Estra
Ensurge, Inc.
2825 S. Cottonwood Parkway, Suite 500
Salt Lake City, UT 84121

> **Re:** **Ensurge, Inc.**
> **Form 10-K**
> **Filed April 8, 2011**
> **File No. 033-03275-D**
> **Supplemental Response Letter**
> **Dated September 9, 2011**

Dear Mr. Estra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General Comments

1. We note your response to prior comment three of our letter dated August 11, 2011 and partially reissue. Please provide us with your proposed draft disclosure addressing the material terms of these agreements, including any payment obligations you have under them.

2. We note your response to prior comment four from our letter dated August 11, 2011 and partially reissue. Based on your response it is unclear where you have described the material terms of the stock and option awards granted to your named executive officers. In this respect your attention is directed to Item 402(n) and (o) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director